TELUS International reports voting results from its annual general meeting

Vancouver, Canada – May 21, 2024 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands, today announced the results from its annual general meeting of shareholders which took place on May 17, 2024. All director nominees were elected to the Board of Directors and Deloitte LLP were appointed as auditors.

The results of shareholder voting from the meeting were as follows:

1.	Election of Directors

Each of the following eleven nominees was elected as a director of TELUS International. The votes cast for each nominee were as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Darren Entwistle (Chair)	1,714,095,266	99.53%	8,033,317	0.47%
Josh Blair (Lead Director)	1,721,182,698	99.95%	945,885	0.05%
Madhuri Andrews	1,718,462,858	99.79%	3,665,724	0.21%
Olin Anton	1,721,492,275	99.96%	636,308	0.04%
Navin Arora	1,714,667,742	99.57%	7,460,840	0.43%
Doug French	1,720,746,033	99.92%	1,382,550	0.08%
Tony Geheran	1,705,324,628	99.02%	16,803,955	0.98%
Sue Paish	1,721,178,611	99.94%	949,971	0.06%
Jeffrey Puritt	1,720,998,871	99.93%	1,129,712	0.07%
Carolyn Slaski	1,721,182,178	99.95%	946,405	0.05%
Sandra Stuart	1,721,270,439	99.95%	858,144	0.05%

2.	Appointment of Auditor

Deloitte LLP were appointed as the Company’s auditors and the directors were authorized to fix the auditors’ remuneration for the ensuing year. The votes were cast as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
1,722,686,959	99.99%	240,083	0.01%

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across strategic industry verticals, including tech and games, communications and media, ecommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $5.6 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations

Jason Mayr

(604) 695-3455

ir@telusinternational.com

TELUS International Media Relations

Ali Wilson

(604) 328-7093

Ali.Wilson@telusinternational.com